

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Alexandria Forbes, Ph.D.
President and Chief Executive Officer
MeiraGTx Holdings plc
450 East 29th Street, 14th Floor
New York, New York 10016

> **Re: MeiraGTx Holdings plc**
> **Registration Statement on Form S-3**
> **Filed August 3, 2023**
> **File No. 333-273675**

Dear Alexandria Forbes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith Halverstam